Filed Pursuant to Rule 424(b)(3)
Registration No. 333-274220

PROSPECTUS SUPPLEMENT
(To Prospectus dated September 1, 2023)

467,896 Ordinary Shares

This prospectus supplement, or the Supplement, modifies, supersedes and supplements certain information contained in, and should be read in conjunction with, that certain prospectus originally filed with the Securities and Exchange Commission, or the SEC, by PainReform Ltd., or the Company, dated September 1, 2023, or the Prospectus, related to the resale by the selling shareholders named therein of up to 467,896 ordinary shares, par value NIS 0.30 per share, of the Company, or ordinary shares, consisting of (i) 301,230 ordinary shares issuable upon the exercise of warrants originally issued in a private placement on July 14, 2023, or the First July 2023 Private Placement Investor Warrants, and (ii) 166,666 ordinary shares issuable upon the exercise of warrants originally issued in a private placement on July 18, 2023, or the Second July 2023 Private Placement Investor Warrants and together with the First July 2023 Private Placement Investor Warrants, the July 2023 Investor Warrants. The July 2023 Investor Warrants have been amended as described below under “Amendments to Existing Warrants.”

Our ordinary shares are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “PRFX.” The last reported sale price of our ordinary shares on December 26, 2023 was $2.915 per share.

The information contained in this Supplement modifies and supersedes, in part, the information in the Prospectus. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision. This Supplement amends only those sections of the Prospectus contained in this Supplement; all other sections of the prospectus supplement remain unchanged.

Investing in our securities involves risks. See “Risk Factors” on page 5 of the Prospectus and in the documents incorporated by reference into the Prospectus, including the risks described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

On June 8, 2023, we effected a reverse share split of the ordinary shares at the ratio of 1-for-10, such that each ten (10) ordinary shares, par value NIS 0.03 per share, were consolidated into one (1) ordinary share, par value NIS 0.30. July 3, 2023 was the first date when our ordinary shares began trading on Nasdaq after implementation of the reverse split.  Unless indicated otherwise by the context, all ordinary share, option, warrant and per share amounts as well as share prices appearing in this Supplement have been adjusted to give retroactive effect to the share split for all periods presented.

FORWARD-LOOKING STATEMENTS

You should carefully consider the risk factors set forth in or incorporated by reference into the Prospectus, as well as the other information contained in or incorporated by reference into this Supplement and the Prospectus. This Supplement, the Prospectus and documents incorporated therein by reference contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” section of the Prospectus and the reports incorporated by reference therein identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made or included in this Supplement and the Prospectus.

AMENDMENTS TO EXISTING WARRANTS

This Supplement is being filed to disclose the following:

On December 26, 2023, the Company entered into an inducement offer letter agreement, or the Inducement Letter, with a certain holder, or the Holder, of the Company’s July 2023 Investor Warrants.

Pursuant to the Inducement Letter, the Holder agreed to exercise for cash its July 2023 Investor Warrants to purchase an aggregate of 467,896 of the Company’s ordinary shares at a reduced exercise price of $2.85 per ordinary in consideration of the Company’s agreement to issue new warrants, or the New Warrants, to purchase up to an aggregate of 935,792 ordinary shares, or the New Warrant Shares, at an exercise price of $2.85 per ordinary shares. The Company expects to receive aggregate gross proceeds of approximately $1.3 million from the exercise of the July 2023 Investor Warrants by the Holder, before deducting placement agent fees and other offering expenses payable by the Company.

The closing of the transactions contemplated pursuant to the Inducement Letter is expected to occur on or about December 29, 2023 subject to satisfaction of customary closing conditions. The Company intends to use the net proceeds for funding research and development and clinical trials and for other working capital and general corporate purposes.

The date of this Prospectus Supplement is December 26, 2023